[GRAPHIC OMITTED]     Medical Nutrition USA, Inc.
                      10 West Forest Avenue, Englewood, NJ 07631




                                           May 11, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Attention:   Jeffrey P. Riedler
                      Assistant Director

         Re:      Medical Nutrition USA, Inc. (the "Company")
                  Post-effective Amendment on Form S-1
                  Filed April 4, 2006
                  File No. 333-126295

Dear Mr. Riedler:

         We are in receipt of your letter dated April 14, 2006 with respect to the above-referenced post-effective amendment on Form S-1. Below is our response to the comments in that letter.

         In connection with this response to the Staff's comments to our post-effective amendment on Form S-1, we acknowledge that:

         1. We are responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Incorporation of Documents by Reference, page 1

SEC Comment No. 1:

         1. Since you have not yet filed your Form 10-KSB for the fiscal year ended January 31, 2006, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please include all required information directly in the filing. Alternatively, file an amendment incorporating the information by reference after filing your January 31, 2006 Form 10-KSB.

Securities and Exchange Commission
May 11, 2006
Page 2


Medical Nutrition USA's Response:

         We filed our January 31, 2006 Form 10-KSB on April 24, 2006, and a post-effective amendment incorporating the information therein by reference on May 10, 2006.

Signatures, page II-5

SEC Comment No. 2:

         2. We note the filing does not include the signature of your principal financial officer. Please include this signature in an amended filing. If Jeffrey Janco, the principal accounting officer, also serves as the principal financial officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section on Form S-1.

Medical Nutrition USA's Response:

         Mr. Janco was captioned as the principal financial officer in the post-effective amendment filed on May 10, 2006.

         If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (800) 221-0308.

                                        Very truly yours,



                                        /s/ FRANCIS A. NEWMAN
                                        ---------------------------
                                        Francis A. Newman
                                        Chief Executive Officer

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